June 13, 2003                        NYSE SYMBOL:  ITP
                                     TSX SYMBOL:  ITP



                    INTERTAPE POLYMER GROUP INC.
              CEASE TRADE ORDER LIFTED, TRADING RESUMED


Montreal, Quebec, Canada, June 13, 2003 -- Intertape Polymer Group Inc. (NYSE & TSX: ITP) was informed today that trading of its common shares outstanding on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) will resume today. The Quebec Securities Commission (the "QSC") has lifted the cease trade order it had issued yesterday in respect of Intertape Polymer Group Inc. The Company has taken all necessary corrective actions to bring its file up to date with the QSC.

ABOUT INTERTAPE POLYMER GROUP

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


SAFE HARBOR STATEMENT

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward- looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:         Melbourne F. Yull
                                 Chairman and Chief Executive Officer
                                 Intertape Polymer Group Inc.
                                 Tel.: 866-202-4713
                                 E-mail:itp$info@intertapeipg.com
                                 Web: www.intertapepolymer.com